767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

January 31, 2012	Matthew D. Bloch +1 212 310 8165 matthew.bloch@weil.com

Jennifer Thompson

Accounting Bureau Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549-3561

Mail Stop 3561

Re:                             Brookfield Infrastructure Partners L.P.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 26, 2011
File No. 001-33632

Dear Ms. Thompson:

Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of Brookfield Infrastructure Partners L.P. (the “Partnership”) is the Partnership’s response to your letter dated December 30, 2011.  The Staff’s letter set forth specific comments (the “Comments”) regarding the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”).

Set forth below are the Partnership’s responses to the Comments, which the Partnership has requested the undersigned submit to you on its behalf.  For purposes of facilitating the Staff’s review of the Partnership’s responses to the Comments, the original comments are included at the beginning of each response.

As noted below in our response, the Partnership has supplied the requested clarification or agreed to change or supplement the disclosures in its future filings, as the case may be.  The Partnership’s agreement to change or supplement the disclosures in its filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in its filings, and not because the Partnership believes its prior filings are materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Selected Financial Data, page 8

1.                     In your reconciliation of Funds from Operations (“FFO”) to net income attributable to partnership on page 9, you show FFO for 2009 as $117 million and FFO per unit as $2.45. However, on page 8, FFO for 2009 is presented as $49 million and FFO per unit is $1.03. Please explain this difference to us and revise future filings as necessary.

The Partnership advises the Staff that a $68 million gain on sale (after tax) related to Transmissoras Brasileiras de Ernergia (“TBE”), as described in the second footnote on page 8 of the Form 20-F, was excluded from the FFO figure presented on pages 8 and 9 of the Form 20-F on the basis that, in this context, FFO is utilized to measure operating performance (as described on page 66 of the Form 20-F).  The $68 million gain on the TBE sale, as a non-recurring item, is not reflective of operating performance and was excluded accordingly.

However, the Partnership defines FFO as net income (including non-recurring items), excluding the impact of depreciation, depletion and amortization, deferred taxes and other items. Therefore, the Partnership did not exclude the gain in its reconciliation of net income to FFO on page 9 of the Form 20-F.

In future filings, the Partnership will further distinguish non-recurring items in its reconciliation of net income to FFO as per the table below:

US millions, except per unit amounts	2010	2010 (per Unit)	2009	2009 (per Unit)
Net income	467	4.25	25	0.52
Add back or deduct the following:
Depreciation, depletion and amortization	132	1.20	26	0.55
Unrealized losses on derivative instruments	18	0.16	15	0.31
Performance fee	—	—	(5)	(0.10)
Fair value adjustments	(10)	(0.09)	66	1.38
Revaluation gain	(405)	(3.68)	—	—
Deferred taxes and other items	(5)	(0.05)	(10)	(0.21)
Gain on Sale of TBE	—	—	(68)	(1.42)
FFO	$197	$1.79	$49	$1.03

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Overview of Performance, page 66

Results of Operations, page 66

2.                   We note that your Results of Operations narrative discusses your results in terms of Non-IFRS financial measures and does not provide sufficient analysis of the changes in your results computed in accordance with IFRS and presented on the face of your financial statements. Please revise your discussion and analysis to provide presentation with equal or greater prominence of financial measures presented in accordance with IFRS. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Please also revise your discussion and analysis to discuss significant factors materially affecting income from operations. Please also provide a narrative discussion of the extent to which material changes in revenues are attributable to changes in prices or to changes in volume of products sold or to the introduction of new products and services. Refer to Item 5.A of Form 20-F.

The Partnership focuses on net income, as well as FFO and adjusted funds from operations (“AFFO”), to measure its performance. The Partnership defines FFO as net income (including non-recurring items), excluding the impact of depreciation, depletion and amortization, deferred taxes and other non-cash items, and defines AFFO as FFO less maintenance capital expenditures.

The Partnership utilizes FFO as a measure of operating performance and AFFO as a measure of the sustainable cash flow of the Partnership’s business.

As FFO excludes the impact of depreciation, depletion and amortization, deferred taxes and other non-cash items, our detailed discussion of FFO on pages 66-82 of the Form 20-F, should be reviewed in conjunction with our discussion of significant depreciation, depletion and amortization, deferred taxes and other non-cash items on pages 66-82 and 94-96 of the Form 20-F (in the year ended December 31, 2010 being primarily a $433 million revaluation gain). In that context, the Partnership respectfully submits its belief that management’s discussion and analysis of net income, as an IFRS measure, is provided with equal prominence as other non-IFRS measures.

However, the Partnership acknowledges the Staff’s comment and, in future filings, will seek to provide greater prominence to its analysis of IFRS measures, including but not limited to net income, income from operations and material changes in revenues, as set out in Item 10(e)(l)(i)(A) of Regulation S-K, addressing relevant material variance discussions relating to price and volume changes at our more significant operations, as applicable, in addition to discussing income from operations in its component parts.

3.                   Please show us your calculations for the AFFO yields presented on pages 66, 70, 75, and 79 and for your return on rate base presented on page 70. Tell us why certain AFFO yields exclude the gain on sale of TBE in 2009 and explain how, if at all, that exclusion impacted 2010 AFFO yield calculations. Please also consider providing a table that segregates your invested capital by segment.

The following table shows the Partnership’s calculation of the AFFO yields presented on the pages noted in the Staff’s comment:

AFFO yields	2010			2009
(in USD millions)	AFFO	Average Invested Capital	AFFO yield	AFFO	Average Invested Capital	AFFO yield
Utilities	131	857	15%	49	337	15%
Transport & Energy	58	612	9%	13	84	15%
Timber	8	473	2%	(9)	470	(2)%
Corporate	(49)	(58)	n/a	(22)	(58)	n/a
Total	148	1,884	8%	31	833	4%

The Partnership advises the Staff that AFFO is a measure of the sustainable cash flow generated in its business (as described on page 66 of the Form 20-F) and AFFO yield measures the sustainable return on capital deployed by the Partnership (as described on page 63 of the Form 20-F). The Partnership views sustainable cash flow to be recurring, and, as such, the gain on sale of TBE, as a non-recurring item, has been excluded from the various yield calculations.  The Partnership advises the Staff that Invested Capital (as described on page 95 of the Form 20-F) represents the total cash invested in its business, including cash retained in operations, and does not capture any changes in intrinsic value.  The exclusion of the gain on sale of TBE from the AFFO yield calculation for 2009 did not have an impact on the 2010 AFFO yield calculation.

The Partnership acknowledges the Staff’s comment and, in future filings, will provide a table that segregates invested capital by segment, as per the table below:

Invested Capital

(in USD millions)	December 31, 2010	December 31, 2009
Utilities	1,298	839
Transport & Energy	1,235	496
Timber	478	468
Corporate	(118)	(11)
Total	2,893	1,792

Capital Resources and Liquidity, page 82

4.                    We note that you have a working capital deficit as of December 31, 2010. Please revise future filings to indicate, if true, that you believe your working capital is sufficient for the company’s present requirements or, if not, how you propose to provide the additional working capital needed. Refer to Item 5.B(1)(a) of Form 20-F.

The Partnership advises the Staff of its belief that its estimated corporate liquidity of $684 million (as disclosed on page 82 of the Form 20-F) provides sufficient working capital for the Partnership’s operations.

The Partnership acknowledges the Staff’s comment and, in future filings, will expand its disclosure to specifically state, if true, management’s opinion that working capital is sufficient for the Partnership’s purposes and, if not, how the Partnership proposes to provide the additional working capital needed.

5.                    Please provide an evaluation of your sources and amounts of cash flows, including the nature and extent of any legal or economic restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends, loans or advances and the impact of such restrictions have had or expected to have on your ability to meet your cash obligations. Refer to Item 5.B(1)(b) of Form 20-F.

The Partnership advises the Staff that its principal sources of liquidity are cash flows generated from its operations and access to its corporate credit facility (under which $682 million was undrawn as of December 31, 2010), in addition to access to public and private capital markets.  Although certain of the Partnership’s subsidiaries are subject to potential limitations on their ability to declare and pay dividends, there were no material limitations that existed or were applied at December 31, 2010, that materially affected the Partnership’s ability to meet its cash obligations.

The Partnership acknowledges the Staff’s comment and, in future filings, will expand the disclosure of its sources of liquidity, stating any legal or economic restrictions on the ability of subsidiaries to transfer funds to the Partnership in the form of cash dividends or distributions, loans or advances, if applicable.

Contractual Obligations, page 90

6.                   Please revise your contractual obligations table in future filings to provide the information and categories specified in Item 5.F.1 of Form 20-F.

The Partnership acknowledges the Staff’s comment and will revise the contractual obligations table in future filings to provide the requested information and categories specified in Item 5.F.1.

Consolidated Financial Statements, page F-1

Consolidated and Combined Statements of Operating Results, page F-6

7.                   We note that you have presented a subtotal called “Income (loss) before under noted” on the face of your statements of operating results. Please explain to us what you intend to convey to readers of your financial statements by presenting this subtotal and why you believe that this subtotal is relevant to an understanding of your financial performance. Refer to paragraph 85 of IAS 1.

Paragraph 85 of IAS 1 states that “[a]n entity shall present additional line items, headings and subtotals in the statement of comprehensive income and the separate income statement (if presented), when such presentation is relevant to an understanding of the entity’s financial performance.”

The Partnership respectfully submits that “Income (loss) before under noted” is, in management’s view,  appropriately included on the face of the Partnership’s consolidated and combined statements of operating results as it includes the key operating components comprised within the Partnership’s historical FFO measure, which the Partnership believes, as is outlined in the Partnership’s response to Comment #1 above,  is a key metric against which the Partnership, the analyst community, and potential and existing investors assess the Partnership’s historical performance.  By including a sub-total that includes the key components of FFO, the Partnership intends to provide a reader of its financial statements with the following:

•                  Balanced yet prominent disclosure of the key IFRS-compliant comprehensive income items (notably revenues, cost of revenues, general and administrative expenses, gross margin, investment income, and interest expense) that are comprised within FFO, which is a measure that is not otherwise defined in IFRS; and

•                  A basis to assess trends and comparative period-over-period performance in such measures on a basis that is consistent with how the Partnership assesses such performance.

In providing such a sub-total, the Partnership acknowledges it is placing emphasis on the importance of FFO to understand the Partnership’s performance.  However, the Partnership believes that this emphasis is warranted given the importance placed on this measure by readers of the Partnership’s financial statements. Specifically, FFO is a driver of the Partnership’s distribution growth and payout ratio (which is calculated as a percentage of distributions over FFO per unit) and AFFO yield (which is calculated as a percentage of adjusted FFO over invested capital) which, in combination with the growth in the Partnership’s capital per unit, comprises three of the key measures that the Partnership has disclosed to investors and that it uses to assess its own performance.

FFO is similarly used by many analysts to assess both historical and future operating performance, as illustrated below:

Analyst	Primary measure of historical operating performance	Primary measure of FFO- based target for future performance

BMO Capital Markets (1)	FFO, FFO per Unit	FFO, FFO per Unit
RBC Capital Markets (2)	FFO, FFO per Unit	FFO, FFO per Unit
Scotia Capital (3)	FFO, FFO per Unit	FFO, FFO per Unit
TD Newcrest (4)	FFO, FFO per Unit	FFO, FFO per Unit
Wells Fargo Securities (5)	FFO, FFO per Unit	FFO, FFO per Unit

(1)          Derived from “Global Infrastructure Play; Organic and Acquisition Growth to Drive Cash Flow; Initiating Coverage at Outperform” report, dated December 22, 2011

(2)          Derived from “Keep Buying the Total Return Story” report, dated December 7, 2011

(3)          Derived from “Q3/11 Ahead of Expectations; Raising Target” report, dated November 4, 2011

(4)          Derived from “Solid Q3/11; Significant Opportunities for Growth” report, dated November 7, 2011

(5)          Derived from “BIP: Increased Pipeline Should Keep Growth Trajectory Elevated” report, dated December 7, 2011

Notwithstanding the foregoing explanation, the Partnership acknowledges the Staff’s comment and, in future filings, will present its financial statements as follows:

	For the year ended December 31,
(in US $ millions)	2010	2009

Revenues	$634	$290
Direct operating costs	(413)	(198)
General and administrative expenses	(35)	(18)
	186	74
Interest expense	(144)	(103)
Depreciation and amortization expense	(29)	(12)
Share of earnings from investments in associates	52	14
Gain on sale of investment	—	87
Fair value gains and other items	433	—
Fair value adjustments	12	(150)
Other (expense) income	(15)	20
Net income (loss) before income tax	495	(70)
Income tax recovery	15	11

Net income (loss) before non-controlling interest	$510	$(59)

Net income (loss) attributable to non-controlling interests	43	(84)
Net income (loss)	$467	$25

8.                   Please also explain to us why you believe it is appropriate to present depreciation and amortization expense below gross margin and your “Income (loss) before under noted” subtotal. Please tell us how you considered the view expressed in paragraph 56 of the basis for conclusions in IAS 1 that if a subtotal for results of operating activities, or a similar line item, is presented, it would be inappropriate to exclude items on the grounds that they do not involve cash flows, such as depreciation and amortization expense.

The Partnership advises the Staff that management considered the view expressed in paragraph 56 of the basis for conclusions in IAS 1 prior to finalizing its statements of operations presentation. In doing so, the Partnership did not specifically choose to exclude depreciation and amortization expense from an operating measure on the basis that it is non-cash nor did it intend to convey that “Income (loss) before under noted” represented the Partnership’s operating income (loss) in its entirety.  Rather, the separate presentation of depreciation and amortization expense along with earnings from investments in associates, gain on sale of investment, fair value gains and other items, fair value adjustments, and other (expenses) income is the result of the decision made by the Partnership to give separate presentation to the key components of FFO in the “Income (loss) before under noted” line, as outlined in the Partnership’s response to Comment # 7 above.  The Partnership further submits and acknowledges that depreciation and amortization expense, are, in substance, operating items by nature and would be included in a measure of operating (as opposed to non-operating) income if it was separately presented.

Notwithstanding the foregoing, the Partnership acknowledges the Staff’s comment and, in future filings, will present its financial statements as detailed in the Partnership’s response to Comment # 7 above.

Note 3. Summary of Accounting Policies, page F-11

Reorganization of Brookfield Infrastructure Interests, page F-11

9.                   We note that effective December 31, 2010 you entered into voting arrangements with various affiliates of Brookfield Asset Management (“Brookfield”), your ultimate parent company, whereby you effectively gained control of Brookfield Infrastructure LP (“Holding LP”) and that you entered into similar arrangements in respect of Brookfield’s indirect holdings in its U.S. and Canadian freehold timberlands, Australian coal terminal operation and UK port operation. We also note your disclosures beginning on page 109 of your relationship and voting agreements with Brookfield. Please address the following items:

•                  Tell us the name of each entity consolidated as a result of these voting arrangements and explain how all entities are under common control. Tell us the ownership interest held by each party in each entity immediately before and, if different, after the effective date of the voting agreements.

•                  Explain in sufficient detail how you determined that these voting agreements gave you the power to govern the financial and operating policies of each entity, including those less than majority owned, so as to obtain benefit from their activities. In doing so, tell us if these voting agreements have an expiration date and/or if they can be terminated at Brookfield’s discretion.

•                  We note that the assets and liabilities of the commonly controlled entities are reflected at their carrying amounts as of the reorganization date and your statements of financial position, operating results, and cash flows are combined for these entities as if the arrangements had been in place from the time Brookfield acquired control. Since business combinations between entities under common control are outside the scope of IFRS 3R, we note that you based your accounting and presentation based on other guidance under the IFRS framework and pronouncements of other standard-setting bodies. Please explain in further detail the deliberative process you went through in determining the accounting for and presentation of these common control transactions.

The Partnership advises the Staff that, prior to the execution of the voting agreements (each of which became effective as of December 31, 2010), each of the entities listed in the table below were effectively controlled by Brookfield Asset Management Inc. (“Brookfield”), the parent company that controls the Partnership through its control of the Partnership’s general partner.

Under these voting agreements, Brookfield agrees that it will vote or otherwise exercise rights with respect to its ownership of common shares, in the entities listed in the table below, in favour of the election of directors designated by the Partnership:

	Partnership’s voting interest		Partnership’s economic interest
Entity	Pre Agreement	Post Agreement	Pre Agreement	Post Agreement
Brookfield Infrastructure General Partner Limited (1)	0%	100%	71%	71%
Brookfield Ports (UK) Limited (2)	0%	100%	59%	59%
Global Timber Investment GP, LLC(3)	23%	89%	30%	30%
Island Timberlands GP Ltd.(4)	0%	100%	38%	38%
Brookfield Global (Sub) GP Limited(5)	50%	100%	71%	71%

(1)   This entity controls the Partnership’s investment in Brookfield Infrastructure Limited Partners

(2)   This entity controls the Partnership’s investment in Brookfield Port Acquisitions (UK) Limited

(3)   This entity controls the Partnership’s investment in Longview Timber Holdings Corp

(4)   This entity controls the Partnership’s investment in Island Timberlands Limited Partnership

(4)   This entity controls the Partnership’s investment in Dalrymple Bay Coal Terminal

As noted in the table above, for each consolidated entity, the Partnership holds 100% of the voting rights in all but one instance.  In each instance, however, the combination of the voting rights afforded to the Partnership through the voting agreements and the economic rights held by it through its economic interests provide the Partnership with the power to govern the financial and operating policies of each entity so as to obtain benefits from their activities. Therefore, both conditions set forth in the definition of control contained within IAS 27, Consolidated and Separate Financial Statements are met.

In arriving at this conclusion, the Partnership considered the following specific factors:

•                  the voting agreements provide the Partnership with control over each of the entities (through the Partnership’s ability to elect a majority of such entities’ directors);

•                  the voting agreements are not temporary in nature and have no expiration date;

•                  the voting agreements cannot be terminated without the approval of the Partnership and cannot therefore be terminated at Brookfield’s discretion;

•                  “kick-out rights” cannot be exercised without the express consent of the Partnership; and

•                  the Partnership’s ownership interests in each of the above-listed entities are considered to be substantive, and provide the Partnership with economic benefits commensurate with those associated with equity holdings.

During the Partnership’s transition to IFRS, management concluded that each transaction whereby a voting agreement was entered into between the Partnership and Brookfield fell within the IFRS 3 definition of a “business combination”, given that the IFRS 3 definition includes business combinations achieved without the exchange of consideration. However, the Partnership further determined that accounting for these transactions as business combinations is excluded from the scope of IFRS 3 as they also meet the definition of a “common control transaction”, given that all of the combining entities are ultimately controlled by the same party (i.e., Brookfield).

Given the lack of specific guidance under IFRS, the Partnership evaluated possible alternatives for accounting for common control transactions. Following the hierarchy outlined in IAS 8, the

Partnership considered pronouncements of other standard-setting bodies, including but not limited to US, Canadian and UK generally accepted accounting principles (“GAAP”).

In assessing whether the transactions should be recognized at the fair value or the carrying amount, the Partnership considered the following factors:

•                  the Partnership’s underlying economic interest in the entities were unchanged by the voting agreements;

•                  no consideration was exchanged in the transactions;

•                  no non-controlling interest holders were either introduced or removed as a result of the transactions;

•                  as Brookfield controls the Partnership, ultimate control of the entities remained unchanged by the voting agreements at a consolidated level; and

•                  measurement of the transactions at their carrying amounts is consistent with the US GAAP framework, which is the Partnership’s prior accounting framework with which its financial statements were previously prepared.

After considering each of the above factors, individually and in aggregate, the Partnership concluded that the accounting for the transaction at carrying amount best reflected the underlying economic substance of the transaction.

Note 4. Transition to IFRS, page F-25

10.            Please tell us if you have applied IFRIC 12 to your financial statements and, if so, explain in sufficient detail how it impacted your financial statements. If you do not believe you fall within the scope of IFRIC 12, please explain the reasons for your determination.

The Partnership advises the Staff that, at the time of transition to IFRS, management evaluated the Partnership’s arrangements and identified one arrangement that fell within the scope of IFRIC 12. Accordingly, management applied IFRIC 12 in the Partnership’s financial statements for its investment in BBI (DBCT) Management Pty Ltd., as this entity acts as the service provider for the Dalrymple Bay Coal Terminal (“DBCT”) in Queensland, Australia.

Moreover:

•                  the contractual service arrangement in place in relation to DBCT does not convey the right to control the use of the terminal to the service provider; and

•                  the grantor (being the Queensland Government) controls the residual interest in DBCT at the end of the arrangement.

After the acquisition of DBCT, the Partnership recognized a $2.5 billion intangible asset on its balance sheet.

Following the Partnership’s transition to IFRS, management has continued to evaluate, on a case-by-case basis, whether or not arrangements or assets acquired in business combinations fall within the scope of IFRIC 12.

There were no additional impacts on the Partnership’s financial statements from the application of IFRIC 12.

Note 7. Acquisition of Businesses, page F-34

11.            We note that you recognized a bargain purchase gain of $166 million and a remeasurement gain of $239 million related to your acquisition of Prime. We read that you consider that the gain is reflective of industry conditions at the time of the negotiation of the acquisition. Please explain to us in sufficient detail your process for determining the fair value of the assets and liabilities acquired, including a summary of any reassessment procedures you performed under paragraph 36 of IFRS 3R. Please also explain to us in more detail the reasons why the transaction resulted in such a significant gain.

Background

In November 2009, the Partnership acquired a 40% interest in Babcock & Brown Infrastructure (the “Initial Acquisition”), which was subsequently renamed Prime Infrastructure (“Prime”).  In total, the Partnership invested US$0.9 billion as part of a comprehensive restructuring and recapitalization of Prime. The Initial Acquisition was completed during the global economic crisis, and the resultant fair value of the acquisition reflected the market’s lower current and longer term expectation of value at that time, which was reflective of a significant market downturn, decline in credit availability and damaged investor confidence.

In December 2010, the Partnership merged with Prime (the “Merger”), thereby effectively acquiring the remaining 60% interest in Prime that it did not already hold for approximately US$1.1 billion. The re-measurement gain of approximately 25% on the carrying value of the Partnership’s original investment is comparable to the overall gains observed in the market between 2009 and 2010.  For example, in the period from November 2009 to December 2010, the Australian stock exchange appreciated by over 15%.  Management believes that the appreciation of value in Prime was reflective of a global economic recovery, driven by increases in domestic demand in developing countries, relative easing of macro-economic policies, a recovering financial sector and improved labour market conditions in many high-income economies.

Following the Initial Acquisition, Prime’s unit price continued to trade at a discount to implied value (a significant discount to book value as reflected in Prime’s June 30, 2010 audited financial statements).  Given the Partnership’s extensive understanding of the Prime assets gained from its comprehensive diligence at the time of the Initial Acquisition and the experience that the Partnership subsequently gained following the Initial Acquisition as a result of its position of significant influence over Prime, a purchase price allocation exercise concluded that the collective fair values of the net assets acquired as part of the Merger exceeded the consideration paid; hence, a bargain purchase gain was recognized for accounting purposes.

Furthermore, the increase in the Partnership’s unit price following the announcement of the Merger (which increased from approximately $18/unit on announcement of the Merger to in excess of $21/unit at December 31, 2010, constituting an increase of 17%) further supports the Partnership’s position that the collective fair values of the net assets acquired as part of the Merger exceeded the purchase consideration.

Process

Concurrent with each step in the Prime acquisition (the Initial Acquisition followed by the Merger), the Partnership undertook a detailed discounted cash flow (“DCF”) analysis for each of the Prime investments, specifically Natural Gas Pipeline of America (“NGPL”), International Energy Group (“IEG”), WestNet Rail Pty Limited (“WestNet Rail”), Euroports, DBCT, Tas Gas Holdings Pty Ltd (“Tas Gas”) and Powerco NZ Holdings Limited (“Powerco”, and together with NGPL, IEG, WestNet Rail, Euroports, DBCT and Tas Gas, the “Prime Investments”).  The fair values of each of the Prime Investments were determined based on DCF models, which used market participant-based assumptions for cash flow assumptions, discount rates and terminal growth rates (where applicable), as at the date of the Initial Acquisition and the Merger, respectively.

For each of the two transaction dates, the Partnership separately assessed the individual fair value of the assets and liabilities underlying each of the Prime Investments on an investment-by-investment basis, considering the facts and circumstances unique to each of the Prime Investments. The following metrics were used to determine fair value for each asset/liability class:

•                  Financial assets and liabilities — A market based fair value analysis was conducted to determine if any adjustments to book value were required

•                  Working capital balances (other than inventory) — An analysis was performed to assess the collectability and underlying fair value

•                  Inventory — A market-based analysis was conducted to ensure inventory was recorded at net realizable value

•                  Long life assets (property, plants and equipment and intangible assets) — Were determined based on DCF models, utilizing market participant-based assumptions for cash flow assumptions, discount rates and terminal growth rates (where applicable), as at each transaction date.  The DCF analysis was cross-checked with other relevant multiples as a secondary approach, including (but not limited to) a comparison to market comparables of multiples of rate base, multiples of earnings before interest, tax, depreciation and amortization (“EBITDA”) and free cash flows yield approach.   Sensitivity analysis were also performed to calculate impact on valuation of changes in certain assumptions and were triangulated back to market comparables

•                  Long term non-financial assets and liabilities — An income or market-based fair value analysis was performed to assess the underlying fair value

On completion of the initial calculation of the bargain purchase gain, the Partnership reassessed its purchase price accounting and determined that no modifications were required to any of the following:  i) the identification and measurement of identifiable assets and liabilities; ii) the re-measurement of the Partnership’s previously held interest; or iii) the measurement of the limited partnership and redeemable partnership consideration transferred.

12.            Based on your disclosures on page F-49, we note that you recognized a $2.5 billion concession arrangement intangible asset in connection with your Prime acquisition. We further note your disclosures on page F-17 that these concession arrangements are being amortized over the life of the contractual arrangement, 91 years. Please address the following items:

•                  Tell us in sufficient detail how you determined the fair value of these concession arrangements and how you determined this valuation was reasonable.

•                  Considering your disclosures on page F-49 indicate that the concession arrangement has an expiration date of 2051 with an option to extend the arrangement, please tell us how you determined that a useful life of 91 years was appropriate. In doing so, provide us with a summary of the renewal and termination clauses underlying these contracts.

The Partnership advises the Staff that the $2.5 billion concession agreement relates to DBCT.  DBCT operates in a unique market with no direct competitors. While there are other coal export facilities in Queensland, the other facilities are either small, privately-owned facilities that are further from the mining areas than DBCT or are currently inaccessible to DBCT’s customers due to the absence of rail links.

In determining the fair value of DBCT’s concession agreement, a DCF analysis was used.  Detailed assumptions based on the Partnership’s due diligence assessment of the industry, and most importantly, the DBCT concession agreement were used in order to derive the underlying cash flows. The Partnership also conducted an analysis to determine market participant-based discount rates as at the acquisition date.  The DCF analysis was cross-checked with other relevant multiples as a secondary approach, including (but not limited to) comparison to market comparables of multiples of “rate base”, multiples of EBITDA and free cash flows yield approach.  Sensitivity analysis were also performed to calculate the impact on valuation of changes in certain assumptions and were triangulated back to market comparables.

The DBCT concession agreement contains a renewal clause at the Partnership’s option for an additional 50 years beyond the initial 41-year term, which option can be exercised for a nominal amount (A$100,000). The Partnership intends to exercise its renewal option, given the nominal exercise cost, which would result in a total 91-year term (comprised of the initial term of 41 years, plus the 50-year renewal term). The incremental cash flows expected to arise through renewal of the agreement beyond 2051 were therefore considered in the fair value analysis; however, on a discounted basis, the impact of the renewal amount was nominal.

In determining the useful life of the DBCT concession agreement, the Partnership included the incremental renewal term given that exercise of the renewal option could be undertaken for only A$100,000, which is not considered to be a significant cost.  In reaching this conclusion, the Partnership specifically considered the guidance in paragraph 94 of IAS 38, Intangible Assets, which states the following:

“The useful life of an intangible asset that arises from contractual or other legal rights shall not exceed the period of the contractual or other legal rights, but may be shorter depending on the period over which the entity expects to use of the asset. If the contractual or other legal rights are conveyed for a limited term that can be renewed, the useful life of the intangible asset shall include the renewal period(s) only if there is evidence to support renewal by the entity without significant cost.”

13.            We note that you recorded a $28 million remeasurement gain related to your UK Port operations as a result of the common control transaction with Brookfield. Considering your ownership percentage of this entity did not appear to change as a result of this common control transaction, tell us your basis in GAAP for remeasuring your previously held equity interest to fair value. Please clarify in your response if you accounted for this investment under the equity method prior to the Brookfield voting agreements.

The Partnership acquired a 60% interest in its UK port operations on November 20, 2009 for cash consideration of $103 million.  On examination of the requirements of IAS 27, Consolidated and Separate Financial Statements, the Partnership concluded that prior to the execution of the voting agreements with Brookfield in December 2010, it did not have the ability or power to govern the financial and operating policies of the UK port operations so as to obtain benefit from its activities, because control of the general partner of the UK port operations resided with Brookfield.  Consequently, the Partnership accounted for its investment in its UK port operations under the equity method from November 20, 2009 until control was obtained in December 2010 at which time the Partnership began to account for these operations as a consolidated subsidiary.

In addition, during 2010 the Partnership identified a mechanical error in the estimate of its share of the fair value of the net assets of the UK port operations acquired in 2009.  The Partnership considered the guidance in paragraph 45 of IFRS 3 and ultimately concluded that the errors did not constitute adjustments to the purchase price allocation underlying the Partnership’s acquisition of its 60% interest, which could be retrospectively adjusted to the beginning of the measurement period. Correction of the errors resulted in a $28 million adjustment to the Partnership’s share of the fair value of the UK port operation’s net assets and the recognition of a corresponding gain in the income statement, in light of the resulting excess of the Partnership’s share of the fair value of the net assets over the consideration exchanged. Prior to recognition of this gain, the Partnership first reviewed its share of the identifiable assets acquired and liabilities assumed, the fair value methodologies employed to estimate fair value of the identifiable net assets and the fair value of the 40% interest originally held by Brookfield, as required by paragraph 36 of IFRS 3.  Ultimate recognition of the gain was then based on the guidance contained within paragraph 23(b) of IAS 28 which states the following:

Any excess of the investor’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the investor’s share of the associate’s profit or loss in the period in which the investment is acquired.

In reaching its ultimate conclusion that recognition of the gain in 2010 was appropriate, the Partnership determined that the impact of the underlying error in fair value estimate to the Partnership’s results was not material to any period and, consequently, did not require retrospective adjustment.  In doing so, the Partnership considered the impact of the error on reported key metrics such as comprehensive income, earnings per unit attributable to limited partners and partnership capital.  After having also considered the guidance in SEC Staff Accounting Bulletin No. 99, Materiality, the Partnership also did not consider the error to be qualitatively material as it was not considered probable that the judgment of a reasonable person relying upon its 2010 financial statements would have been changed or influenced by the correction of the item.

Notwithstanding the foregoing explanation, the Partnership acknowledges the Staff’s comment and proposes to amend its disclosure of its acquisition of its UK port operations in future filings, as set forth in Appendix A attached hereto.

Note 20. Borrowings, page F-51

14.            We note your statement in the third risk factor on page 10 that you are subject to potential limitations on the ability of some of your subsidiaries to declare and pay dividends. Please explain to us how you considered the need to provide Schedule I as discussed in Rule 12-04 of Regulation S-X. See also Item 17(a) of Form 20-F.

The Partnership advises the Staff that as a year-end procedure, management considers if there is a need to provide the information required by Schedule I, as discussed in Rule 12-04 of Regulation S-X.

For the year ended December 31, 2010, the Partnership determined that its total restricted net assets (including any subsidiaries whose ability to declare and pay dividends was limited as at this date) did not exceed 25% of consolidated net assets and, therefore, the Partnership respectfully submits that Schedule I disclosure was not required.

Note 23. Segment Information, page F-54

15.            Please provide reconciliations of reportable segment revenues to consolidated revenues. Refer to paragraph 28 of IFRS 8.

The Partnership advises the Staff that its segmented disclosures are presented on a proportionate basis.  As the Partnership has a number of investments that are accounted for using the equity method of accounting, a significant portion of its operating results are presented in one line on the Statement of Operating Results.

The segment disclosure tables present the detailed components of income from consolidated, as well as equity accounted, investments. Accordingly, with the exception of net income, the totals of each line item in the segment disclosures will not directly correspond to the Statement of Operating Results.

The Partnership advises the Staff that its revenues by segment are disclosed on page F-59, Note 25-Revenues in the Form 20-F.  These revenues do not include any revenue derived from the Partnership’s equity accounted investments.  The following table reconciles consolidated and proportionate revenues:

Total Revenues (in USD millions)	Dec. 31, 2010	Dec. 31, 2009
Consolidated revenues	634	290
Less: Non-controlling interest associated with above	(334)	(167)
Add: Proportionate share of revenues from investments in associates	685	128
Proportionate revenues	985	251

The Partnership advises the Staff that, in future filings, it will include a reconciliation similar to the one presented above in its financial statements.

Note 26. Interest Expense, page F-59

16.            Please confirm that the interest expense disclosed in this table includes interest expense on the non-recourse borrowings disclosed on page F-52.

The Partnership confirms that the interest expense disclosed in the table in note 26 on page F-59 of the Form 20-F includes the interest expense on the non-recourse borrowings in the line “Interest on property specific mortgages”.

Note 32. Retirement Benefit Plans, page F-62

17.            Please revise to include all of the disclosures required by paragraph 120A of IAS 19.

The Partnership advises the Staff that management considered the disclosure requirements of paragraph 120A of IAS 19 in conjunction with paragraph 31 of IAS 1, which states that an entity need not provide a specific disclosure required by IFRS if the information is not material.

IAS 1 explains materiality as follows: omissions or misstatement of items are considered “material” if they could, individually or collectively, influence the economic decisions that users make on the basis of the financial statements. Materiality depends on the size and nature of the omission or misstatement judged in the surrounding circumstances.

At December 31, 2010, the fair value of plan assets and net obligations thereunder represented less than 2% and 0.1% of total assets and partnership capital, respectively, which the Partnership considers quantitatively immaterial.

Furthermore, the Partnership respectfully submits that, in disclosing fair value of assets, accrued benefit obligations, in-period benefit plan expense, discount rate, rate of compensation and investment rate, the Partnership has provided sufficient information for investors to assess the actual and potential impact of these items on the Partnership’s results.

Given the size and nature of the retirement benefit plans in place for certain of the Partnership’s operating subsidiaries, management concluded that the omission from the Form 20-F of the remaining disclosures required by paragraph 120A of IAS 19 would not influence the economic decisions of financial statement users, and thus are appropriately excluded in accordance with IFRS.

*****

The Partnership, in response to the request contained in the Comments, hereby acknowledges that:

•                  The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 310-8165.

Very truly yours,

/s/ Matthew D. Bloch
Matthew D. Bloch

cc:	Sam Pollock
John Stinebaugh

APPENDIX A

UK Port Operation

On November 30, 2009, Brookfield Infrastructure acquired a 60% interest in its UK operation for consideration of $103 million, which was paid in November 2009.

The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date.

Consideration transferred

US$ MILLIONS

2009:
Cash	$103
Net consideration	$103

Fair value of assets and liabilities acquired as at November 30, 2009 (final):

US$ MILLIONS

Cash and cash equivalents	$15
Accounts receivable and other	35
Property, plant and equipment	310
Investment properties	143
Intangible assets	319
Accounts payable and other	(146)
Non-recourse borrowings	(359)
Deferred income tax liability	(100)
Non-controlling interest (1)	(86)
Net assets acquired	$131

(1) Non-controlling interest represents the interest not acquired by Brookfield Infrastructure on November 30, 2009, which subsequently became non-controlling upon the common control transaction with Brookfield.  See Note 3(a).

The excess of the consideration paid by Brookfield over its share of the net fair value of the UK port operations’ net assets was recognized in income as follows:

Net consideration paid	$103
Fair value of share of net assets acquired	(131)
Gain	$28

The Partnership recognized the gain to income in 2010 after correction of certain immaterial errors in the original estimate of the fair value of the Partnership’s share of the fair values of the assets acquired and the liabilities assumed of the UK port operations at November 30, 2009.

Also in 2010, the Partnership entered into several arrangements with various affiliates of Brookfield whereby the Partnership gained control of the UK port operations.  These transactions were accounted for as a transfer between entities under common control.  See Note 3(a) for further details.